Exhibit 99.160

STARPOINT ENERGY TRUST

Premium Distribution™, Distribution Reinvestment
and Optional Trust Unit Purchase Plan

Introduction

This Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “Plan”) provides eligible holders (“Unitholders”) of trust units (“Units”) of StarPoint Energy Trust (the “Trust”) with the opportunity to reinvest the cash distributions payable by the Trust on their Units (“Distributions”) towards the purchase of new Units at a 5% discount to the Average Market Price of Units, as defined below, on the applicable Distribution payment date (the “distribution reinvestment component” of the Plan) or to exchange such Units for a cash payment equal to 102% of such Distributions on such date (the “premium distribution component” of the Plan). The Plan also provides Unitholders who are enrolled in either the distribution reinvestment component or the premium distribution component of the Plan with the opportunity to purchase new Units at the Average Market Price (with no discount) on the applicable Distribution payment date (the “optional cash payment component” of the Plan). Each of the components of the Plan is subject to prorating and other limitations on availability of new Units in certain events.

Definitions

In this Plan:

“Average Market Price”, in respect of a particular Distribution payment date, refers to the arithmetic average (calculated to four decimal places) of the daily volume weighted average trading prices of Units on the Toronto Stock Exchange for the trading days on which at least one board lot of Units is traded during the period beginning on the later of the 21st business day preceding such Distribution payment date and the second business day following the record date applicable to such Distribution payment date and ending on the second business day preceding such Distribution payment date (the “Pricing Period”). Such trading prices will be appropriately adjusted for certain capital changes (including Unit subdivisions, Unit consolidations, certain rights offerings and certain distributions).

“CDS” refers to The Canadian Depository for Securities Limited, which acts as a nominee for certain Canadian brokers, investment dealers, financial institutions and other nominees, or its nominee, as applicable.

“CDS Participants” refers to brokers, investment dealers, financial institutions or other nominees in their capacity as participants in the CDS depository service who hold Units registered in the name of CDS on behalf of eligible beneficial owners of Units and who are acting on behalf of such beneficial owners hereunder.

“Nominees” refers to brokers, investment dealers, financial institutions or other nominees who hold Units registered in their own names on behalf of eligible beneficial owners of Units.

“Participants” refers to eligible registered holders of Units who, on the applicable record date for a Distribution, are enrolled in the Plan (provided that a reference to Participants shall only refer to CDS to the extent CDS has enrolled in the Plan on behalf of eligible beneficial owners of Units and to Nominees to the extent such Nominees have enrolled in the Plan on behalf of eligible

™ denotes trademark of Canaccord Capital Corporation

beneficial owners of Units) and, in respect of the optional cash payment component of the Plan only, also refers to CDS Participants and Nominees who, on the applicable record date for a Distribution, participate in the optional cash payment component of the Plan on behalf of eligible beneficial owners of Units.

“Premium Distribution™” refers to a cash amount equal to 102% of a Distribution or, as the context may require, 102% of the aggregate Distributions, payable by the Trust on a particular Distribution payment date to Unitholders who have elected to participate in the premium distribution component of the Plan.

Advantages

The Plan offers eligible Unitholders the opportunity to reinvest Distributions paid on their Units towards the purchase of new Units at a 5% discount to the Average Market Price on the applicable Distribution payment date. The premium distribution component of the Plan offers eligible Unitholders the opportunity to exchange such new Units purchased with the reinvestment of such Distributions for a cash payment equal to 102% of such Distributions on the applicable Distribution payment date.

Eligible Unitholders who are enrolled in either the distribution reinvestment component or the premium distribution component of the Plan may also make optional cash payments towards the purchase of new Units at the Average Market Price (with no discount) on the applicable Distribution payment date.

New Units issued pursuant to the Plan will be purchased directly from the Trust by the Plan Agent (as defined below) on behalf of the Participants. Accordingly, no commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of new Units from treasury under the Plan. Beneficial owners of Units who wish to participate in the Plan should consult their broker, investment dealer, financial institution or other nominee who holds their Units to enquire as to what fees (if any) their broker, investment dealer, financial institution or other nominee may charge to enrol or participate in the Plan on their behalf.

Full investment of funds is possible because the Plan permits fractions of Units (to four decimal places) as well as whole Units to be credited to Participants’ accounts.

Distributions in respect of Units that are held under the Plan by the Plan Agent for the account of a Participant are automatically reinvested in new Units in accordance with the Plan and the current election of that Participant as between the distribution reinvestment component and the premium distribution component of the Plan. New Units purchased under the distribution reinvestment component or the optional cash payment component of the Plan by CDS Participants on behalf of beneficial holders of Units will not be held under the Plan by the Plan Agent but will instead be credited to the accounts of such CDS Participants (and the underlying beneficial Unitholders) through CDS.

Administration

Olympia Trust Company currently acts as plan agent (the “Plan Agent”) under the Plan for and on behalf of Participants. If Olympia Trust Company ceases to act as Plan Agent for any reason, another qualified trust company will be designated by the Trust to act as Plan Agent and Participants will be promptly notified of the change.

All funds received by the Plan Agent under the Plan, whether Distributions received from the Trust or optional cash payments received from Participants, will be applied to the purchase of new Units directly from the Trust. In no event will interest be paid to Participants on any funds held for reinvestment or investment under the Plan.

Restrictions on Eligibility

Unless otherwise announced by the Trust, Unitholders who are not residents of Canada are not entitled to participate, directly or indirectly, in the Plan.

The Trust and the Plan Agent reserve the right to deny participation in the Plan to any person or agent of any person who appears to be or who the Trust or the Plan Agent has reason to believe is subject to the laws of any jurisdiction which do not permit participation in the Plan in the manner sought by such person.

The Trust reserves the right to determine, from time to time, a minimum number of Units that a Unitholder must hold in order to be eligible for, or continue to be enrolled in, the Plan and reserves the right to refuse participation to, or cancel participation of, any person who, in the opinion of the Trust, is participating in the Plan primarily with a view to arbitrage trading.

Distribution Reinvestment Component

Under the distribution reinvestment component of the Plan, the Trust will pay to the Plan Agent, on each Distribution payment date, all Distributions in respect of Units registered in the name of Participants enrolled in the distribution reinvestment component of the Plan. Such Distributions will be applied by the Plan Agent, on behalf of such Participants, towards the purchase from treasury, on the applicable Distribution payment date, of that number of new Units equal to the aggregate amount of such Distributions divided by 95% of the Average Market Price for the applicable Pricing Period. These new Units (including fractions of Units computed to four decimal places) will be credited to the applicable Participants’ accounts.

Premium Distribution™ Component

Under the premium distribution component of the Plan, the Trust will pay to the Plan Agent, on each Distribution payment date, all Distributions in respect of Units registered in the name of Participants enrolled in the premium distribution component of the Plan. Such Distributions will be applied by the Plan Agent, on behalf of such Participants, towards the purchase from treasury, on the applicable Distribution payment date, of that number of new Units equal to the aggregate amount of such Distributions divided by 95% of the Average Market Price for the applicable Pricing Period.

In connection with the premium distribution component of the Plan, the Plan Agent will pre-sell, through a qualified investment dealer designated by the Plan Agent (the “Plan Broker”), in one or more transactions on the Toronto Stock Exchange, that number of Units to be purchased on the applicable Distribution payment date with the reinvested Distributions of Participants enrolled in the premium distribution component of the Plan. The Plan Agent will receive from the Plan Broker, on the applicable Distribution payment date and for the account of such Participants (but subject to proration as described herein), the Premium Distribution™ in an amount equal to 102% of the reinvested Distributions that such Participants would have otherwise been entitled to receive on that Distribution payment date.

Units issued to the Plan Agent on behalf of Participants under the premium distribution component of the Plan will not be credited to such Participants’ accounts under the Plan but will instead be delivered to the Plan Broker in exchange for the Premium Distribution™ on the applicable Distribution payment date. At the time such Units are delivered to the Plan Broker, each beneficial owner of such Units will be deemed to represent and warrant to the Trust, the Plan Agent and the Plan Broker (i) that it holds good and marketable title to such Units, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others, (ii) that such Units are not subject to any resale restrictions, and (iii) that it is a resident of Canada.

Participants entitled to receive the Premium Distribution™ will be mailed a cheque by the Plan Agent for the amount of their applicable Premium Distribution™ on or about the applicable Distribution payment date. Such cheques will be made payable to the registered holder of the Units in respect of which the Premium Distribution™ is made. As a result, beneficial owners of Units that are registered in the name of CDS or a Nominee will receive the Premium Distribution™ through the accounts of the applicable CDS Participant or such Nominee.

The Trust and the Plan Agent have a commitment from the Plan Broker to pay the Premium Distribution™ to the Plan Agent on the applicable Distribution payment date. Although the Trust and the Plan Agent will, if necessary, make claims on this commitment, neither the Trust nor the Plan Agent has any liability to Participants or to beneficial owners of Units for any failure of the Plan Broker to fulfil its obligations under the premium distribution component of the Plan. If the Plan Broker for any reason defaults on its obligation to deliver to the Plan Agent funds sufficient to satisfy the full amount of the Premium Distribution™, then Participants who elected to receive the Premium Distribution™ will receive their regular cash Distributions from the Trust in respect of those Units in respect of which the Premium Distribution™ is not paid.

Enrolment

An eligible registered holder of Units (other than CDS) may enrol in the distribution reinvestment component or the premium distribution component of the Plan by completing and delivering to the Plan Agent a duly completed and signed Authorization Form in the form provided by the Trust for this purpose.

CDS will provide separate instructions to the Plan Agent regarding the extent of its participation in the distribution reinvestment component and the premium distribution component of the Plan on behalf of beneficial owners of Units. The Authorization Form or CDS instructions will direct (or be deemed to direct, as applicable) the Trust to forward to the Plan Agent all Distributions in respect of Units registered in the name of the Participant and will direct (or be deemed to direct, as applicable) the Plan Agent to reinvest such Distributions, together with Distributions in respect of Units held by the Plan Agent for the Participant’s account under the Plan, in new Units in accordance with the Plan. Where a Participant elects to participate in the premium distribution component of the Plan, the Authorization Form or CDS instructions will further direct (or be deemed to direct, as applicable) the Plan Agent to deliver all such new Units to the Plan Broker in exchange for the Premium Distribution™.

An Authorization Form must be received by the Plan Agent no later than 4:30 p.m. (Calgary time) on the business day immediately preceding a Distribution record date in order to take effect on the Distribution payment date to which such record date relates. If an Authorization Form is received by the Plan Agent from a registered holder of Units after that time, the Authorization Form will not take effect on such Distribution payment date and will only take effect on the next following and subsequent Distribution payment dates. CDS instructions must be received by the Plan Agent by such deadline as may be agreed on between CDS and the Plan Agent.

An Authorization Form may be obtained from the Plan Agent at any time upon request or from the Trust’s website at www.SPNENERGY.com.

Eligible beneficial owners of Units that are registered in the name of CDS or a Nominee may only participate in the distribution reinvestment component or the premium distribution component of the Plan if they (i) transfer their Units into their own name and then enrol in the Plan directly, or (ii) arrange for the applicable CDS Participant or such Nominee to enrol in the Plan on their behalf. Beneficial owners of Units registered in the name of CDS or a Nominee may not directly enrol in the Plan.

Where an eligible beneficial owner of Units wishes to enrol in the Plan through a CDS Participant in respect of Units registered in the name of CDS, appropriate instructions must be received by CDS from the applicable CDS Participant no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a Distribution record date (or such other deadline as CDS may set from time to time) in order to take effect on the Distribution payment date to which such record date relates. If such instructions are received by CDS after that time, such instructions will not take effect on such Distribution payment date and will only take effect on the next following Distribution payment date. CDS Participants holding Units on behalf of eligible beneficial owners of Units registered in the name of CDS must arrange for CDS to enrol in the Plan on behalf of such beneficial owners of Units in respect of each Distribution payment date.

Eligible beneficial owners of Units should contact their broker, investment dealer, financial institution or other nominee who holds their Units to provide instructions regarding their participation in the Plan.

Once a Participant (other than CDS) has enrolled in either the distribution reinvestment component or the premium distribution component of the Plan, participation in the manner elected by the Participant continues automatically until the Plan is terminated by the Trust, until such participation in the Plan is terminated by the Participant or the Trust, or until the Participant changes its election as between the distribution reinvestment component and the premium distribution component. See “Termination of Participation” and “Change of Election” below.

Optional Cash Payment Component

A registered holder of Units enrolled in either the distribution reinvestment component or the premium distribution component of the Plan or a CDS Participant or a Nominee acting on behalf of a beneficial owner of Units enrolled indirectly in either the distribution reinvestment component or the premium distribution component of the Plan, may also purchase new Units under the Plan with optional cash payments subject to a minimum of $1,000 per remittance and a maximum of $100,000 per month with respect to each beneficial owner of Units. Optional cash payments will be applied by the Plan Agent, on behalf of such Participants, towards the purchase from treasury on the applicable Distribution payment date of that number of new Units equal to the aggregate amount of such optional cash payments divided by the Average Market Price for the applicable Pricing Period. Such new Units (including fractions of Units computed to four decimal places) will be credited to the accounts of applicable Participants (other than CDS Participants). New Units purchased under the optional cash payment component of the Plan by CDS Participants will be credited to the accounts of such CDS Participants through CDS.

A Participant may make an optional cash payment when first enrolling in the Plan by delivering to the Plan Agent, together with, except in the case of CDS Participants, such Participant’s initial Authorization Form, a duly completed and signed Cash Payment Form in the form provided by the Trust for this purpose and a certified cheque payable to the Plan Agent. Thereafter, provided that the applicable beneficial owner of Units continues to be enrolled in either the distribution reinvestment component or the premium distribution component of the Plan, a Participant may make optional cash payments by certified cheque delivered to the Plan Agent together with a new Cash Payment Form.

A Cash Payment Form may be obtained from the Plan Agent at any time upon request or from the Trust’s website at www.SPNENERGY.com.

Optional cash payments (together with a duly completed and signed Cash Payment Form) must be received by the Plan Agent no later than 4:30 p.m. (Calgary time) on the business day immediately preceding a Distribution record date in order for the optional cash payment to be invested in new Units on the Distribution payment date to which such record date relates. Optional cash payments received by the Plan Agent after that time will not be invested in new Units on such Distribution payment date and will be invested in new Units on the next following Distribution payment date. Interest will not be paid on optional cash payments pending their investment in new Units.

Eligible beneficial owners of Units registered in the name of CDS or a Nominee who are indirectly enrolled in either the distribution reinvestment component or the premium distribution component of the Plan through their broker, investment dealer, financial institution or other nominee may make optional cash payments through the applicable CDS Participant or Nominee by arranging for such CDS Participant or Nominee to tender such payments, together with a duly completed and signed Cash Payment Form, to the Plan Agent. A CDS Participant or Nominee who wishes to make optional cash payments on behalf of one or more beneficial owners of Units must make the declaration set forth in the Cash Payment Form that (i) it is making the optional cash payment on behalf of one or more beneficial owners of Units who hold Units through such CDS Participant or Nominee and who are residents of Canada, (ii) it has applied to participate in either the distribution reinvestment component or the premium distribution component of the Plan on behalf of each such beneficial owner of Units, (iii) at least $1,000 per remittance and no more than $100,000 per month is being paid on behalf of each beneficial owner of Units and (iv) it has complied with the applicable provisions of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Regulations thereunder.

Distributions on new Units purchased for the account of a Participant (other than a CDS Participant) with optional cash payments and held under the Plan by the Plan Agent will automatically be reinvested in new Units in accordance with the terms of the Plan and the current election of that Participant as between the distribution reinvestment component and the premium distribution™ component of the Plan. New Units purchased under the optional cash payment component of the Plan by CDS Participants on behalf of beneficial holders of Units will not be held under the Plan by the Plan Agent but will instead be credited to the accounts of such CDS Participants (and the underlying beneficial Unitholders) through CDS, and Distributions in respect of those Units will not be reinvested under either the distribution reinvestment component or the premium distribution component of the Plan unless those Units are enrolled in the Plan by the applicable CDS Participant in respect of the applicable subsequent Distribution payment date.

The Trust reserves the right to determine from time to time not to accept optional cash payments for the purchase of new Units under the Plan.

There is no obligation to make an optional cash payment and the amount of optional cash payments (subject to the minimum and maximum limits specified herein) made by a Participant may vary from time to time. However, a direction to purchase new Units with an optional cash payment is irrevocable once received by the Plan Agent, and funds will only be returned to a Participant if the Trust determines not to accept such optional cash payment for the purchase of new Units on the applicable Distribution payment date, if the Plan is terminated by the Trust, or participation in the Plan is terminated by such Participant or by the Trust. See “Termination of Participation” below.

Proration in Certain Events

The Trust will determine, no later than the business day following each Distribution record date, the amount of new equity, if any, that will be made available under the Plan on the Distribution payment date to which such record date relates.

In addition, the Trust may not issue, in any financial year, pursuant to the optional cash payment component of the Plan, more than the maximum number of Units permitted by applicable laws and regulatory policies. As at the effective date of this Plan, this maximum number of Units was equal to 2% of the number of Units outstanding at the beginning of the Trust’s financial year.

If, in respect of any Distribution payment date, fulfilling the elections of all Participants under the Plan would result in the Trust exceeding the limit on new equity set by the Trust, then elections for the purchase of new Units on that Distribution payment date will be accepted (i) first, from Participants electing to reinvest Distributions under the distribution reinvestment component of the Plan, (ii) second, from Participants electing to receive the Premium Distribution™ under the premium distribution component of the Plan, and (iii) third, from Participants electing to make optional cash payments under the optional cash payment component of the Plan. If the Trust is not able to accept all elections for a particular component of the Plan (including as a result of the Trust exceeding the aggregate annual limit on new Units that may be issued pursuant to the optional cash payment component of the Plan), then participation and purchases of Units in that component of the Plan on the applicable Distribution payment date will be prorated among all Participants in that component of the Plan according to the number of their Units participating in the particular component or the amount of their optional cash payments, as the case may be.

If trading of Units on the Toronto Stock Exchange, or the trading thereof by the Plan Broker, is for any reason prohibited for an entire day, or if the premium distribution component of the Plan is terminated or suspended for any reason, in any such case during a Pricing Period, then the new Units to be exchanged for the Premium Distribution™ pursuant to the premium distribution component of the Plan will be prorated among all Participants who have elected to receive the Premium Distribution™ according to the number of their Units participating in the premium distribution component of the Plan.

If the Trust determines not to issue any equity through the Plan on a particular Distribution payment date, or to the extent that the availability of new Units is prorated in accordance with the terms of this Plan, then Participants will receive from the Trust the regular cash Distributions which they would otherwise be entitled to receive on such date and which are not reinvested as a result of such determination or proration.

Price of New Units

The subscription price of new Units purchased under both the distribution reinvestment component and the premium distribution component of the Plan will be 95% of the Average Market Price for the applicable Pricing Period. The subscription price of new Units purchased under the optional cash payment component of the Plan will be the Average Market Price, without any discount, for the applicable Pricing Period.

Costs

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of new Units from treasury under the distribution reinvestment component, the premium distribution component or the optional cash payment component of the Plan. All administrative costs of the Plan will be paid by the Trust.

Beneficial holders of Units who wish to participate in the Plan should consult their broker, investment dealer, financial institution or other nominee who holds their Units to confirm what fees (if any) such nominee may charge to enrol or participate in the Plan on their behalf.

Reports to Participants

An account will be maintained by the Plan Agent for each Participant with respect to purchases of new Units under the Plan for the account of such Participant. An unaudited statement regarding purchases under the distribution reinvestment component of the Plan will be mailed on a monthly basis to each Participant who is a registered holder of Units. These statements are a Participant’s continuing record of purchases of new Units made on behalf of such Participant pursuant to the Plan and should be retained for income tax purposes. No statements will be provided to Participants in respect of the premium distribution component of the Plan.

Unitholders are responsible for calculating and monitoring their own adjusted cost base in Units for income tax purposes, as certain averaging rules may apply and such calculations may depend on the cost of other Units held by a Unitholder.

Beneficial owners of Units who are enrolled in the Plan through a broker, investment dealer, financial institution or other nominee may or may not be provided with such reports or forms from their broker, investment dealer, financial institution or other nominee.

Certificates for Units

New Units purchased and held under the Plan by the Plan Agent will be registered in the name of the Plan Agent, or its nominee, or accounts designated by it, for the account of the Participants. Certificates for such Units will only be issued to Participants if the Plan is terminated by the Trust, participation in the Plan is terminated by a Participant or by the Trust, or a Participant withdraws its Units from its account. Certificates will only be issued in the name of the applicable Participant.

A Participant who is a registered holder of Units may, upon written request to the Plan Agent and without terminating its participation in the Plan, have a Unit certificate issued in such Participant’s name for any number of whole Units held by the Plan Agent under the Plan for the account of such Participant. Any Units (including any fraction of a Unit) remaining in a

Participant’s account will continue to be held by the Plan Agent under the Plan for the account of such Participant.

Units held by the Plan Agent under the Plan for the account of a Participant may not be sold, pledged or otherwise disposed of by the Participant while so held. Participants who wish to sell, pledge or otherwise dispose of any Units held by the Plan Agent under the Plan for their account will be required to request that a certificate representing such Units be issued in their name.

Termination of Participation

A Participant may voluntarily terminate participation in the Plan by delivering to the Plan Agent a written notice stating that such Participant wishes to terminate its participation in the Plan. A certificate for the number of whole Units held by the Plan Agent under the Plan for the account of such Participant will be issued to, and in the name of, such Participant, together with a cheque for the value of any remaining fraction of a Unit held for the account of such Participant (based on the closing price of Units on the Toronto Stock Exchange on the day prior to the date on which such notice is received by the Plan Agent) and for any optional cash payments received for the account of such Participant prior to termination but not invested in new Units. Any fraction of a Unit held for the account of such Participant will be terminated in exchange for such payment.

Participation in the Plan will be terminated automatically following receipt by the Plan Agent of a written notice of the death of a Participant. A certificate for the number of whole Units held by the Plan Agent under the Plan for the account of such deceased Participant will be issued in the name of such deceased Participant or the deceased Participant’s estate, as applicable, together with a cheque for the value of any remaining fraction of a Unit held for the account of such deceased Participant (based on the closing price of Units on the Toronto Stock Exchange on the day prior to the date on which such notice is received by the Plan Agent) and for any optional cash payments received for the account of such deceased Participant prior to termination but not invested in new Units. Any fraction of a Unit held for the account of such deceased Participant will be cancelled in exchange for such cash payment.

A notice of termination or a notice of a Participant’s death will take effect upon receipt of such notice by the Plan Agent unless such notice is received by the Plan Agent after 4:30 p.m. (Calgary time) on the business day immediately preceding a Distribution record date and prior to 4:30 p.m. (Calgary time) on the Distribution payment date to which such record date relates. If a notice of termination, or notice of a Participant’s death, is received by the Plan Agent during such period, then the Participant’s account will not be closed, and participation in the Plan will not be terminated, until after the Distribution payment date to which such record date relates.

Beneficial owners of Units who are enrolled in the Plan through a broker, investment dealer, financial institution or other nominee and who wish to terminate their participation in the Plan must so advise their broker, investment dealer, financial institution or other nominee.

Change of Election

A Participant may change its election as between the distribution reinvestment component and the premium distribution component of the Plan by delivering to the Plan Agent a new Authorization Form reflecting the new election. A new election will take effect upon receipt of such Authorization Form by the Plan Agent unless such Authorization Form is received by the Plan Agent after 4:30 p.m. (Calgary time) on the business day immediately preceding a Distribution record date and prior to 4:30 p.m. (Calgary time) on the Distribution payment date to which such record date relates. If an Authorization Form is received by the Plan Agent from a Participant, during such period, then the new election will only take effect after the Distribution payment date to which such record date relates.

Beneficial owners of Units who are enrolled in the Plan through their broker, investment dealer, financial institution or other nominee and who wish to change their election as between the distribution reinvestment component and the premium distribution component of the Plan must so advise their broker, investment dealer, financial institution or other nominee.

Subdivisions

If Units are distributed pursuant to a subdivision of Units, the additional Units received by the Plan Agent in respect of Units held under the Plan for the account of Participants will be credited by the Plan Agent proportionately to the accounts of such Participants.

Unitholder Voting

Whole Units held under the Plan by the Plan Agent for a Participant’s account on the record date for a vote of Unitholders will be voted in accordance with the instructions of the Participant given on a form to be furnished to the Participant. Units for which voting instructions are not received will not be voted. No voting rights will attach to any fraction of a Unit held for a Participant’s account under the Plan.

Responsibilities of the Trust and the Plan Agent

None of the Trust, the Plan Agent or the Plan Broker will be liable to any registered or beneficial Unitholder for any act or for any omission to act in connection with the operation of the Plan including, without limitation, any claims or liability:

(a)                                 arising out of the failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death;

(b)                                 with respect to the prices and times at which Units are purchased for the account of, or on behalf of, a Participant;

(c)                                  with respect to decisions by the Trust to raise or not issue new equity through the Plan on any given Distribution payment date, or the amount of equity issued (if any);

(d)                                 arising out of any default by the Plan Broker in delivering the Premium Distribution™ to the Plan Agent on any Distribution payment date;

(e)                                  arising out of a prorating, for any reason, of the amount of equity available under the various components of the Plan in the circumstances described herein or otherwise; and

(f)                                   with respect to any decision by the Trust not to accept an optional cash payment for the purchase of new Units under the Plan, or arising out of a failure by the Plan Agent to purchase new Units with an optional cash payment.

Participants and beneficial owners of Units should recognize that none of the Trust, the Plan Agent or the Plan Broker can assure a profit (or payment of the Premium Distribution™) or protect them against a loss on the Units purchased under the Plan.

Canadian Federal Income Tax Considerations

The following is a summary only of certain Canadian federal income tax considerations relevant to participation in the Plan by residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”). The information provided is current as of the effective date of the Plan. This summary is not intended to be legal or tax advice to any particular Unitholder and Unitholders are urged to consult their tax advisors as to their particular tax position.

The fact that Distributions are reinvested or Premium Distributions™ are received under the terms of the Plan does not relieve Unitholders of any liability for taxes that may be payable on such Distributions. To the extent that a Distribution from the Trust would be included in the income of Unitholders for the purposes of the Tax Act, such amount will be included in the income of Unitholders who elect to reinvest such amount in new Units under the Plan.

The cost to a Unitholder of Units acquired pursuant to the optional cash payment component of the Plan will be equal to the amount of optional cash payments made by the Unitholder.

The Canada Revenue Agency (the “CRA”) generally takes the position that the amount, if any, by which the fair market value of any Units acquired pursuant to the distribution reinvestment component or the premium distribution component of the Plan on the date of purchase of such Units exceeds the purchase price therefor must be included in the income of the Unitholder. Unitholders should note that neither the Trust nor the Plan Agent is required to provide, and will not be providing, any notice or report to Unitholders in respect of such income.

Where the Units acquired pursuant to the distribution reinvestment component or the premium distribution component of the Plan are capital property to the Unitholder, the amount added to the Unitholder’s income will be added in computing the cost to the Unitholder of such Units for purposes of determining the adjusted cost base and capital gain or loss on the disposition of such Units. The cost of such Units held as capital property by the Unitholder must be averaged with the cost of all other Units held by the Unitholder as capital property for the purpose of determining the adjusted cost base of all Units held by the Unitholder as capital property pursuant to the averaging provisions of the Tax Act.

Units acquired and sold under the premium distribution component of the Plan, in certain circumstances, may be considered to be inventory and not capital property. Certain Unitholders may make an election under subsection 39(4) of the Tax Act to have every “Canadian security” (as that term is defined in the Tax Act), which includes Units, owned by the Unitholder deemed to be a capital property.

Where the Units acquired under the premium distribution component of the Plan are inventory to the Unitholder, the Unitholder generally will be required to include in income the net profit or net gain arising from the acquisition and disposition of the Units such that, in the case of Units acquired and sold under the premium distribution component of the Plan, the Unitholder generally will recognize income equal to 2% of the Distribution received by the Plan Agent on behalf of the Unitholder.

If a Unitholder disposes of Units acquired under the Plan which are capital property (including a disposition of Units acquired pursuant to the premium distribution component by a Unitholder who has made an election pursuant to subsection 39(4) of the Tax Act), the Unitholder will recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are less than) such adjusted cost base of the Units held by the Unitholder immediately before the disposition. One-half of the capital gain (the “taxable capital gain”) must be included in income of the Unitholder for the year in which the disposition occurs and one-half of a capital loss (the “allowable capital loss”) generally may be deducted by the Unitholder against taxable capital gains for the year of disposition, in any of the three preceding years, or in any subsequent year, subject to the detailed provisions of the Tax Act.

Amendment or Termination of the Plan

The Trust reserves the right to amend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of Unitholders. In the event that the Trust amends the Plan, no written notice of any such amendment will be sent to Participants unless the interests of Participants are, in the opinion of the Trust, materially prejudiced as a result of such amendment. Generally, no notice will be given to Participants regarding any amendments to the Plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions. Where required, amendments to the Plan will be subject to the prior approval of the Toronto Stock Exchange.

In the event that the Trust terminates the Plan, all Participants will be sent written notice of such termination and the Plan Agent will send to each Participant a certificate for whole Units held for the Participant’s accounts under the Plan and a cheque for the value of any remaining fraction of a Unit in such Participant’s account (based on the closing price of Units on the Toronto Stock Exchange on the day prior to the date on which the Plan is terminated) and for any optional cash payments received for the account of such Participant prior to such termination but not invested in Units. In the event that the Trust terminates the Plan, no investment will be made by the Plan Agent on the Distribution payment date immediately following the effective date of such termination, and any optional cash payments not invested in Units as of the effective date of such termination and any Distributions paid after the effective date of such termination that would, but for the termination, be reinvested under the Plan, will be remitted to the Participants.

Interpretation

Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by the Trust.

Notices

All notices or other documents required to be given to Participants under the Plan, including certificates for Units and cheques, shall be mailed to Participants who are registered holders of Units at their addresses as shown in the register of Unitholders maintained by the registrar and transfer agent of the Trust or to Participants which are CDS Participants at their address as shown in the accounts or other records maintained by the Plan Agent in respect of CDS Participants.

Notices to the Plan Agent shall be sent to:

Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6

Attention:	Plan Administrator
Telephone:	(403) 261-8454
Fax:	(403) 265-1455
Toll free:	1-888-767-7277

Notices to StarPoint Energy Trust shall be sent to:

StarPoint Energy Trust
3900, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention:	Mr. Brett Herman
Telephone:	(403) 268-7800
Fax:	(403) 263-3388

Effective Date

The effective date of the Plan is January 21, 2005.